UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

Diversicare Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

255104 101

(CUSIP Number)

Chad McCurdy

c/o Diversicare Healthcare Services, Inc.

1621 Galleria Blvd.

Brentwood TN 37027

(615) 771-7575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 255104 101

(1)	Names of reporting persons Chad McCurdy
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO; PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 59,757 shares of Common Stock
	(8)	Shared voting power 1,225,100 shares of Common Stock
	(9)	Sole dispositive power 59,757 shares of Common Stock
	(10)	Shared dispositive power 1,225,100 shares of Common Stock

(11)

   Aggregate amount beneficially owned by each reporting person

1,284,857 shares of Common Stock, composed of 1,017,600 shares directly owned by Marlin Capital Partners, LLC, 35,000 shares owned through Mr. McCurdy’s IRA, 7,500 shares owned through Mr. McCurdy’s wife’s IRA, 185,000 shares owned jointly by Mr. McCurdy and his wife, 15,000 shares owned by Mr. McCurdy’s dependent children, and 24,757 personally owned shares (including restricted stock, unrestricted stock, and dividend equivalent rights on restricted stock).

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.5% (1)
(14)	Type of reporting person (see instructions) IN

(1)

Based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as disclosed in Diversicare Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2021.

SCHEDULE 13D

CUSIP No. 255104 101

(1)	Names of reporting persons Marlin Capital Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 007586-10-0
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares of Common Stock
	(8)	Shared voting power 1,017,600 shares of Common Stock
	(9)	Sole dispositive power 0 shares of Common Stock
	(10)	Shared dispositive power 1,017,600 shares of Common Stock

(11)	Aggregate amount beneficially owned by each reporting person 1,017,600 shares of Common Stock.
(12)

  Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

  ☒ Excludes shares beneficially owned by Chad McCurdy (the Managing Partner of Marlin Capital Partners, LLC), personally.

(13)	Percent of class represented by amount in Row (11) 14.6% (1)
(14)	Type of reporting person (see instructions) IN

(1)

Based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as disclosed in Diversicare Healthcare Services, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2021.

Explanatory Note: This Amendment No. 9 (“Amendment No. 9”) to the Statement on Schedule 13D relating to the common stock (the “Common Stock”) of Diversicare Healthcare Services, Inc. f/k/a Advocat Inc., a Delaware corporation (the “Issuer”), originally filed on behalf of Chad McCurdy and Marlin Capital Partners, LLC (“Marlin”) with the Securities and Exchange Commission (the “SEC”) on April 9, 2009 and subsequently amended on May 20, 2009 by Amendment No. 1, on August 25, 2009 by Amendment No. 2, on December 11, 2009 by Amendment No. 3, on March 19, 2010 by Amendment No. 4, on March 30, 2010 by Amendment No. 5, on August 10, 2011 by Amendment No. 6, on November 19, 2013 by Amendment No. 7, and on May 27, 2014 by Amendment No. 8 (together, the “Schedule 13D”). Except as specifically amended hereby, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following paragraph as the last paragraph of such Item.

On August 26, 2021, the Reporting Persons entered into a Voting and Support Agreement (“Voting Agreement”) with DAC Acquisition LLC (“DAC”) and the other directors of the Issuer (the “Directors”) pursuant to which the Reporting Persons agreed to vote all shares of the Issuer’s common stock controlled by the Reporting Persons in favor of an Agreement and Plan of Merger (“Merger Agreement”) by and among DAC and its wholly owned subsidiary, DVCR Acquisition Corporation, and the Issuer. A copy of the Voting Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference. The Voting Agreement contemplates that upon submission of the Merger Agreement to a vote of the Issuer’s shareholders, the 1,284,857 shares beneficially owned in the aggregate by the Reporting Persons will be voted in favor of the Merger Agreement, and the transaction contemplated thereby. The Voting Agreement terminates upon the earliest of (i) the effective time of the Merger, (ii) the date the Merger Agreement is terminated in accordance with its terms, (iii) such date and time as (A) any amendment to the Merger Agreement without the Directors’ consent that (1) decreases the merger consideration payable upon consummation of the Merger; (2) changes the form of consideration payable under the Merger Agreement to the Directors, (3) imposes any additional material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders of the Company or (4) imposes any additional material restrictions or obligations on the Directors, or (B) any amendment or change to the Merger Agreement is effected without the Directors’ consent that materially and adversely affects the Directors, (iv) the mutual consent of all parties to the Voting Agreement, (v) the conclusion of the Stockholders Meeting at which the vote contemplated hereby has occurred and the Directors’ Shares have been voted as specified herein, or (vi) a Change in Recommendation.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

Mr. McCurdy beneficially owns approximately 18.5% of the Issuer’s Common Stock, or 1,284,857 shares of Common Stock, composed of 1,017,600 shares directly owned by Marlin Capital Partners, LLC, 35,000 shares owned through Mr. McCurdy’s IRA, 7,500 shares owned through Mr. McCurdy’s wife’s IRA, 185,000 shares owned jointly by Mr. McCurdy and his wife, 15,000 shares owned by Mr. McCurdy’s dependent children, and 24,757 personally owned shares (including restricted stock, unrestricted stock, and dividend equivalent rights on restricted stock). Marlin beneficially owns 14.6% of the Common Stock of the Issuer consisting of 1,017,600 shares of Common Stock held directly.

(b)	Mr. McCurdy beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 59,757 shares of Common Stock

Shared Voting Power: 1,225,100 shares of Common Stock

Sole Dispositive Power: 59,757 shares of Common Stock

Shared Dispositive Power: 1,225,100 shares of Common Stock

Mr. McCurdy shares voting power and dispositive power with his wife, Candice McCurdy, with respect to 185,000 shares owned jointly by the McCurdy’s, 7,500 shares held in Ms. McCurdy’s IRA, and 15,000 shares owned by Mr. McCurdy’s dependent children. Mrs. McCurdy is a homemaker. Her address is 5429 LBJ Freeway, Suite 400, Dallas, Texas 75240. During the last five years, Mrs. McCurdy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. McCurdy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.

In addition, Mr. McCurdy shares voting power and dispositive power with respect to 1,017,600 shares of Common Stock beneficially owned by Marlin, of which he is the Managing Partner.

Marlin beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 0 shares of Common Stock

Shared Voting Power: 1,017,600 shares of Common Stock

Sole Dispositive Power: 0 shares of Common Stock

Shared Dispositive Power: 1,017,600 shares of Common Stock

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The textual paragraph set forth in Item 4 of this Amendment No. 9 is incorporated herein as the last paragraph of Item 6 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Voting and Support Agreement dated August 26, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on August 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

/s/ Chad A. McCurdy
Chad A. McCurdy